EXHIBIT 99.1

The table below specifies the date, amount and weighted average price per GDS purchased by Cascade Investment, L.L.C. (“Cascade”) during the period March 10, 2010 through March 19, 2010.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Number of GDSs Purchased	Weighted Average Price Per GDS ($)	Range of Price ($)

3/10/2010	185,000	19.7586	19.47 -	20.03
3/11/2010	527,500	20.0119	19.90 -	20.16
3/12/2010	193,150	20.3128	20.27 -	20.42
3/15/2010	584,650	20.2839	20.15 -	20.43
3/16/2010	150,000	20.4335	20.24 -	20.54
3/17/2010	147,050	20.7926	20.685 -	20.86
3/18/2010	293,250	20.7889	20.638 -	20.91
3/19/2010	287,500	20.6669	20.58 -	21.00